Filed Pursuant to Rule 253(g)(2)

File No. 024-11437

SUPPLEMENT DATED OCTOBER 27, 2022

TO OFFERING CIRCULAR DATED AUGUST 19, 2022

RENTBERRY, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated August 19, 2022 (the “Offering Circular”) of Rentberry, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available in its 2022 Semiannual Report filed on Form 1-SA, available HERE, and is hereby incorporated by reference.

Offering Termination Date

For administrative reasons, the Company is extending the termination date for the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 4, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.